

U.S. Securities and Exchange Commission
Division of Investment Management

March 1, 2024

<u>Via E-mail</u>

Molly Moynihan
Perkins Coie
700 13th Street, NW, Suite 800
Washington, D.C. 20005
mmoynihan@perkinscoie.com

      Re: WTI Fund XI, Inc.
               Registration Statement on Form 10
               File No. 000-56631

Dear Ms. Moynihan:

On February 1, 2024, you filed a registration statement on Form 10 on behalf of WTI Fund XI, Inc. (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Fund is voluntarily registering shares of its common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"). Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Fund's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Fund chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

Explanatory Note

1.   Please add the following bullet point:

- The Fund will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated; below investment grade securities, which are often referred to as "junk" have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

2. In the sixth bullet point, disclosure states that the Investment Manager has filed an application with the SEC on behalf of itself and certain of its affiliated persons seeking co-investment exemptive relief. Please advise us of the status of the exemptive application.

3. In the seventh bullet point, please revise "as defined herein" to identify the specific section where "Investment Period Rampdown Rate" is defined (e.g., "Conflicts of Interest").

Page 1 – Item 1. Business

4. Please tell us your plans for making a filing on Form N-54A.

5. In the section titled, "Ownership of the Fund," disclosure describes a two-tier ownership structure where the Fund will be owned entirely by the Company, which is a private fund that is exempt from 1940 Act registration under section 3(c)(7). Disclosure further states that the Fund has sold 100,000 shares to the Company and that such sale is the Fund's one and only offering. In turn, the Company will offer and sell membership interests solely to persons that are both "accredited investors" and "qualified purchasers." It appears that such investors would be eligible to purchase shares of the Fund directly. Please supplementally explain why the two-tier structure is necessary and on which provision of the 1940 Act the entities are relying on to create such structure.

6. In the third sentence of the section titled, "Ownership of the Fund," disclosure states, "The Managing Member is not registered with the SEC as an investment adviser in reliance on SEC staff guidance on the grounds that the Managing Member and its employees and persons acting on its behalf are subject to Westech Advisors' supervision and control." Disclosure on page 24 (Compensation Arrangements) and page 31 (The Investment Manager) further describes certain aspects of how management fees payable to Westech Advisors are calculated and involve components payable by the Fund and by the Company.

    a. Please identify the "SEC staff guidance" on which the Managing Member relies and explain why such reliance is appropriate (e.g., "Response of the Office of Investment Adviser Regulation, Division of Investment Management to the American Bar Association, Business Law Section" dated Jan. 18, 2012, at https://www.sec.gov/divisions/investment/noaction/2012/aba011812.htm#P53_16 996).

    b. Please clarify the disclosure regarding the calculation of the components and how those components result in the total management fee payable to Westech

Advisors. For example, "Carried Interest" and "Company Management Fee" are referred to on page 24 but are not defined. Also, it is not clear whether the components include incentive fees and, if so, how they are calculated.

Page 2 – Description of Business

7.   In the first sentence, disclosure refers to "... amounts determined cumulatively over the life of the Fund."   Please add disclosure to explain what is meant by "determined cumulatively over the life of the Fund."

Page 5 – Diversification Standards

8.   In the third sentence, disclosure states, "Commencing with the first capital call, the Investment Manager will seek to increase the diversification of the Fund's portfolio so as to make it possible to meet the RIC diversification requirements, as described below." Please tell us approximately when the first capital call will occur.

Page 5 - Stage of Development Guidelines

9.   In the first sentence, the disclosure states that "The Investment Manager will seek to diversify the Fund's portfolio based on the development stage of the companies in which it invests." Please provide us with details of the expected percentage range of investments that may be allocated to each of the development stages and consider adding disclosure to clarify expectations.

Page 6 – Transaction Guidelines for Loans

10.   In the third bullet point, disclosure states that the loan is "securitized." Please revise to state "secured."

Page 6 – Special Situation Financing

11.   In the fourth sentence, disclosure refers to a "work-out arrangement." Please explain this term using clear, concise language.

12.   In the seventh sentence, disclosure states, "Special Situation Financings may be structured as senior debt, convertible debt, subordinated debt or other debt/equity structures." If the Fund will hold a significant amount of covenant-lite loans, please revise your principal risk disclosure to include the heightened risks associated with covenant-lite loans.

Page 8 – Other Investment Policies

13.   In the second sentence, disclosure states that the Fund likely will invest "side by side with Fund X." Please clarify that such investments are subject to exemptive relief, which has not yet been, and may not be, granted.

Page 9 – Regulation

14.   In the fourth sentence of the third full paragraph, disclosure states, "The Investment Manager has filed an application with the SEC on behalf of itself and certain of its affiliated persons seeking an exemptive order from the relevant provisions of the 1940 Act and related rules thereunder. While seeking such exemptive relief, the ability of the Fund to co-invest with Prior Debt Fund Entities, as described herein, is subject to certain conditions ("Conditions") with which the Prior Debt Fund Entities are currently complying, and with which the Fund and the Company will comply." Please supplementally explain on what basis the Fund is permitted to co-invest subject to certain conditions, even though the Fund is not yet covered by co-investment relief. Please also explain why it is necessary to obtain separate, future relief.

Page 19 – Illiquid and Long-Term Investment

15.   In the fourth sentence, disclosure states, "The Fund's period of existence will automatically expire on the tenth anniversary of the date of the first investment by the Fund (or, if earlier, the Company); however, the liquidation process might not be completed for a significant period after the Fund's dissolution." Please tell us supplementally whether the Fund will establish a liquidating trust as part of the liquidation process.

Page 20 – Leverage

16.   Beginning with the second sentence of the third paragraph, disclosure states the Fund may enter into a variety of hedging transactions to minimize risks associate with certain kinds of leverage. If the Fund intends to invest in total return swaps, please confirm to us that all provisions of the 1940 Act (specifically, sections 55, 59, and 61) and section 205 of the Investment Advisers Act of 1940 will be applied on a look-through basis consistent with this economic reality, and provide us with a detailed explanation regarding how these provisions will be applied.

Page 21 – Conflicts of Interest

17.   Disclosure in this section discusses certain conflicts of interest associated with various transactions in which the Fund may engage. Please clarify that the Fund may only engage in such transactions subject to the terms and conditions of exemptive relief. Please also clarify, as you did on page 20, which kind of relief applies (e.g., existing relief or relief sought but not yet granted).

Page 36 – Recent Sales of Unregulated Securities

18.   Please change the heading to state "Unregistered" rather than "Unregulated."

Page 38 – Item 13. Financial Statements and Supplementary Data

19.   The Fund has not included financial statements. Please file an amendment at least fifteen days prior to the effective date of the Form 10, and furnish all financial statements

required by Regulation S-X and the supplementary financial information required by Item 302 of Regulation S-K.

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We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,
/s/ Lisa N. Larkin
Lisa N. Larkin
Senior Counsel

cc: John Kernan, Staff Accountant
        Ryan Sutcliffe, Branch Chief
        Christian Sandoe, Assistant Director